Exhibit 99.26

Quantum eMotion Selects Vantage Data Centers for Colocation Services Ahead of Commercialization

Montreal, Quebec – July 22, 2024 – – Quantum eMotion (QeM) is pleased to announce the deployment of its Hardware Security Module (HSM) and related infrastructure to the Tier 4 Vantage Data Center in Montreal. This strategic move is in preparation for the company’s upcoming commercial activities and to comply with ISO 27001 requirements.

The HSM features a high-performance Quantum electron tunnel effect-based entropy generator, which is essential for securing large and complex messages, including entire database structures. This entropy is integral to QeM’s Entropy-As-A-Service (EAAS) system, a pioneering cloud-based solution designed to supply high-grade entropy vital for cryptographic systems. EAAS provides a seamless and secure entropy distribution platform, serving as the backbone for numerous security applications where reliable random number generation is crucial.

Colocation, the practice of placing infrastructure in a third-party data center, offers numerous benefits, including reliability, scalability, and enhanced security. Vantage ensures high availability with redundant power and advanced cooling systems while providing robust security measures and access to multiple high-performance ISPs (Internet Service Providers) for optimal connectivity. This allows QeM to expand its IT infrastructure without physical constraints, focus on core business activities, and meet regulatory compliance requirements. Additionally, Vantage’s energy-efficient facilities and geographically diverse centers support disaster recovery planning, offering 24/7 technical support and managed services for continuous, expert assistance.

About QeM

The Company’s mission is to address the growing demand for affordable hardware and software security for connected devices. QeM has become a pioneering force in classical and quantum cybersecurity solutions thanks to its patented Quantum Random Number Generator, a security solution that exploits the built-in unpredictability of quantum mechanics and promises to provide enhanced protection for high-value assets and critical systems.

The Company intends to target highly valued Financial Services, Healthcare, Blockchain Applications, Cloud-Based IT Security Infrastructure, Classified Government Networks and Communication Systems, Secure Device Keying (IOT, Automotive, Consumer Electronics) and Quantum Cryptography.

For further information, please visit our website at https://www.quantumemotion.com/ or contact:

Francis Bellido, Chief Executive Officer

Tel: 514.956.2525

Email: info@quantumemotion.com

Website: www.quantumemotion.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described in the Corporation’s periodic reports including the annual report or in the filings made by Quantum from time to time with securities regulatory authorities.